UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 26, 2022

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In the Matter of

Electra Battery Materials Corporation	**ORDER DECLARING REGISTRATION**
401 Bay Street, 6th Floor	**EFFECTIVE PURSUANT TO SECTION 12(d)**
Toronto, Ontario	**OF THE SECURITIES EXCHANGE ACT OF**
Canada M5H 2Y4	**1934, AS AMENDED**

File No: 001-41356

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Electra Battery Materials Corporation has filed with the Commission and The Nasdaq Stock Market LLC an application to register its Common Shares on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

Electra Battery Materials Corporation requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on The Nasdaq Stock Market LLC shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Michael Coco
Office Chief